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Exhibit 23(e-2)

                                  [BISYS LOGO]

November 22, 2006

Robert I. Crowell
President
Pacific Capital Funds
130 Merchant Street
Suite 240
Honolulu, Hawaii  96813

Dear Mr. Crowell:

Pursuant to that certain Distribution Agreement (the "Distribution Agreement") dated as of December 28, 2005 between Pacific Capital Funds (the "Trust") and BISYS Fund Services Limited Partnership (the "Distributor"), the Distributor is compensated for the services provided thereunder and reimbursed for certain expenses thereunder from: (i) the Trust's plans of distribution under Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Distribution Plan"), and (ii) the amount of any portion of a sales charge or underwriting discount with respect to load shares that Distributor is not required to provide to dealers.

The Distributor hereby agrees to reduce the amount it receives from the Distribution Plan by an amount equal to 0.15% of the average daily net assets of each series of the Trust covered under the Trust's Class A Distribution Plan adopted on September 16, 1993, as amended. Such reduction will commence on December 1, 2006 and continue through November 30, 2007. Such reduction will not affect the Distributor's right to receive fees and reimbursement of expenses as set forth in the Distribution Agreement, including without limitation the $75,000 annual "Basic Distribution Services" fee.

Please sign this letter in the space provided below to indicate the Trust's acceptance of the foregoing.

BISYS FUND SERVICES LIMITED PARTNERSHIP

By: BISYS Fund Services, Inc.
    its General Partner


    By:
        ---------------------------------------
        Name:  Fred Naddaff
        Title: President


Accepted and Agreed:
PACIFIC CAPITAL FUNDS


By:
    ----------------------------------------
    Robert I. Crowell
    President